Exhibit 99.2

Dear CSX Employees –

This morning there has been a fair amount of press attention given to an unfavorable recommendation related to our proxy contest from an organization known as RiskMetrics/ISS Governance.  We have issued a press release commenting on their recommendation this morning.  It is on the Gateway home page, and I urge you to read it.

Here are a few things you should know:

First, RiskMetrics issues recommendations, but their views in no way represent the final decision in a proxy contest.  That will be left to shareholders at the Annual Meeting next week.

Second, we could not disagree more with the recommendations of RiskMetrics.  In fact, we find them astonishing.

One of the main reasons we strongly object is that RiskMetrics chose to ignore and second guess the findings of a federal court last week, in which director candidates from the TCI Group were found to have violated securities laws, sought control the CSX Board, and testified falsely in court.  RiskMetrics also gave little weight to the outstanding performance you are driving.  CSX ranks as number one or two among Class 1 railroads in all key recognized performance measures.

Finally, as I’ve stated many times before, the highest priority for all employees is to continue to stay focused on running the company with the same sense of accountability that has created unprecedented value for shareholders to date.  The credibility that we gain from your performance cannot be overestimated, and your relentless focus throughout this proxy contest has been impressive.

In this week leading up to our Annual Meeting, I am more resolved than ever to continuing on the path that we have forged together.

For those of you who are shareholders, I urge you to vote the WHITE proxy card today.

Michael Ward